EXHIBIT 12

THE FINOVA GROUP INC.

COMPUTATION OF RATIO OF INCOME (LOSS) TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Reorganized Company			Predecessor Company
	Year Ended December 31,		Four Months Ended	Eight Months Ended	Year Ended December 31,
	2003	2002	Dec. 31, 2001	Aug. 31, 2001	2000	1999

Income (loss) from continuing operations before income taxes and preferred dividends	$256,113	$121,528	$(1,141,508)	$(654,274)	$(756,100)	$360,339
Add fixed charges:
Interest expense	314,288	403,818	178,374	436,445	628,839	465,256
Allocation of rent expense (1)	2,615	2,243	1,978	2,882	4,125	2,995

Total fixed charges	316,903	406,061	180,352	439,327	632,964	468,251

Income (loss) from continuing operations as adjusted	573,016	527,589	(961,156)	(214,947)	(123,136)	828,590

Ratio of income (loss) from continuing operations to fixed charges	1.81	1.30	(5.33)	(0.49)	(0.19)	1.77

Preferred stock dividends on a pre-tax basis				3,074	6,325	6,325
Total fixed charges and preferred stock dividends	$316,903	$406,061	$180,352	$442,401	$639,289	$474,576

Ratio of income (loss) from continuing operations to fixed charges and preferred stock dividends (2)	1.81	1.30	(5.33)	(0.49)	(0.19)	1.75

(1)	Rent expense for all years except 2003, represents an allocation of rent expense as reported on the Company’s Statement of Consolidated Operations. The allocation of rent expense for the year ended December 31, 2003 includes rent payments charged against the liability established in December 2002 in accordance with the provisions of SFAS No. 146 for future rentals (net of anticipated sublease rentals) on office space the Company is no longer using. See Note P “Costs Associated with Exit or Disposal Activities” for a further discussion.

(2)	For the four months ended December 31, 2001, the eight months ended August 31, 2001 and the year ended December 31, 2000, earnings were inadequate to cover fixed charges by $961.2 million, $214.9 million and $123.1 million, respectively.

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